UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Filing #1

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month ended	Commission File Number
October 2007	000-52126

DYNASTY GAMING INC.
(Translation of registrant's name into English)

759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_                         Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                         No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Dynasty Gaming Inc.

Form 6-K

On October 6, 2007, Dynasty Gaming Inc. (the “Company”) announced that its Board of Directors approved the collective award of 2,040,000 common share options to eight officers, directors and consultants at an exercise price of $0.25 per share. In accordance with the Company’s Stock Option Plan, these options will expire on October 5, 2012. Options shall vest on the date of grant save and except that options granted to Consultants shall vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

All options and any shares issued on the exercise of these options are subject to a four month TSX Venture Exchange hold period commencing on the date the options were granted. After giving effect to these awards, the Company will have a total of 6,601,224 options in issue and its Option Plan retains 2,633,533 options available for future awards to employees or others at the discretion of the Board of Directors.

Additionally, on October 19, 2007, the Company announced details of its intention to acquire all of the issued and outstanding shares of two companies, Junnet Omnimedia Inc. (“Junnet”), based in Tortola, British Virgin Islands and Beijing Baihui Digital Stars Co. Ltd. (Baihui”), based in Beijing, China. Both companies are controlled by Dr. Wilson Cho and Dr. Dominic Chan. Junnet is a distributor of online prepaid cards in China and a marketer of digital products such as software, music titles, games, video and other products delivered in digital form. Baihui is engaged in the development, installation and technical support of these types of digital products throughout China.

Also furnished herewith are Exhibits 99.1 and 99.2 which are copies of the press release filings made by the Company with the Canadian Securities Administrators via the SEDAR filing system during the month of October 2007.

The information in this Form 6-K (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit
Number	Description of Exhibit

99.1	Press release dated October 6, 2007 - Dynasty Gaming Grants Options

99.2	Press release dated October 19, 2007 - Dynasty Gaming Intention to Acquire All Shares in Two Chinese Companies Will Result in RTO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNASTY GAMING INC.

Date: October 30, 2007	By:	/s/ Albert Barbusci
Albert Barbusci Chief Executive Officer